UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Metal Management, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

591097209
(CUSIP Number)

Robert G. Ellis Manager Alter Trading Company, L.C. 2117 State Street, Bettendorf, IA 52722 Tel: (563) 344-5320 Fax: (563) 344-5317
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.               [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 591097209	SCHEDULE 13D	Page 2 of 5

1.

NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alter Trading Company, L.C.    43-1746966

Robert S. Goldstein, Jeffrey D. Goldstein, and Richard A. Goldstein (each individually and as trustees of various trusts)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a. [X] b. [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* BK; PF; WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Alter Trading Company, L.C. - Missouri Robert S. Goldstein, Jeffrey D. Goldstein, and Richard A. Goldstein - U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,946
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,946

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,946

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.93%

14.	TYPE OF REPORTING PERSON* Alter Trading Company, L.C. - OO Robert S. Goldstein, Jeffrey D. Goldstein, and Richard A. Goldstein - IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 591097209	SCHEDULE 13D	Page 3 of 5

        This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed April 29, 2003 (the “Schedule 13D”) and is filed by Alter Trading Company, L.C., Robert S. Goldstein, Jeffrey D. Goldstein, and Richard A. Goldstein (the “Reporting Persons”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D. Each signatory hereto acknowledges responsibility with respect to the information provided as to such signatory but assumes no responsibility as to information provided as to any other signatory.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented with the following information:

As a result of the open market transaction described in Item 5(c) below, Alter currently holds 500,946 Shares.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following information:

In the open market transaction described in Item 5(c) below, Alter sold 54,000 of its Shares. Alter now has beneficial ownership of less than 5% of the Shares and will not be subject to the reporting obligations imposed by Rules 13d-1 and 13d-2 of the Securities Exchange Act of 1934, as amended, unless and until such subsequent date as Alter acquires beneficial ownership of more than 5% of the Shares.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) are hereby amended and supplemented with the following information:

(a) and (b).    As a result of the open market transaction described in Item 5(c) below, Alter beneficially owns 500,946 shares of the Company’s Common Stock. Such shares constitute approximately 4.93% of the outstanding shares of Common Stock of the Company (based on 10,152,626 shares of Common Stock outstanding as reported by the Company’s transfer agent on April 28, 2003).

(c).     On May 2, 2003, Alter sold 54,000 Shares in an open market transaction at a price of $8.30 per share.

(e).     The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Shares on May 2, 2003.

CUSIP No. 591097209	SCHEDULE 13D	Page 4 of 5

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

I	Written agreement relating to the filing of joint statements containing the information required by Schedule 13D with respect to the same securities, as required by Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit I to Schedule 13D filed on April 29, 2003).

II	Confidentiality Agreement by and between Alter Trading Corporation and the Company dated November 1, 2002 (incorporated by reference to Exhibit II to Schedule 13D filed on April 29, 2003).

CUSIP No. 591097209	SCHEDULE 13D	Page 5 of 5

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 5, 2003

ALTER TRADING CO., L.C.

By:	/s/ ROBERT S. GOLDSTEIN
Name:	Robert S. Goldstein
Title:	President

By:	/s/ ROBERT S. GOLDSTEIN
Name:	Robert S. Goldstein

By:	/s/ ROBERT S. GOLDSTEIN Robert S. Goldstein, Attorney-in-Fact*
Name:	Jeffrey D. Goldstein

By:	/s/ ROBERT S. GOLDSTEIN Robert S. Goldstein, Attorney-in-Fact*
Name:	Richard A. Goldstein

* Pursuant to Power of Attorney included in Schedule 13D filed on April 29, 2003.